CUSIP No. 876851106

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.            )*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS Harrison I. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 675,000
8 SHARED VOTING POWER 500,000
9 SOLE DISPOSITIVE POWER 675,000
10 SHARED DISPOSITIVE POWER 500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,000 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

*	Comprised of shares of Common Stock underlying preferred stock and warrants acquired on September 30, 2008 upon consummation of transactions contemplated by that certain Securities Purchase Agreement dated September 4, 2008 as described herein.

1	NAMES OF REPORTING PERSONS Jennifer W. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 80,000
8 SHARED VOTING POWER 609,300
9 SOLE DISPOSITIVE POWER 80,000
10 SHARED DISPOSITIVE POWER 609,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,300 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

*	Comprised of shares of Common Stock underlying preferred stock and warrants acquired on September 30, 2008 upon consummation of transactions contemplated by that certain Securities Purchase Agreement dated September 4, 2008 as described herein.

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018.

ITEM 2.	IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed on behalf of Harrison I. Steans and Jennifer W. Steans. In this Schedule 13D, such persons are sometimes referred to collectively as the “Reporting Persons” and individually as a “Reporting Person”.

Harrison I. Steans is Chairman of the Executive Committee of Financial Investments Corporation, a private equity investment firm specializing in real estate and financial services. Mr. Steans has served as a member of the Board of Directors of the Issuer and as Chairman of the Executive Committee of the Issuer since September 29, 2008. The business address of Mr. Steans and Financial Investments Corporation is 50 East Washington Street, Suite 400, Chicago, Illinois 60602.

Jennifer W. Steans is the President of Financial Investments Corporation and Chairman of USAmeribancorp, Inc. Ms. Steans has served as member of the Board of Directors of the Issuer since September 29, 2008. The business address of Ms. Steans is 50 East Washington Street, Suite 400, Chicago, Illinois 60602.

(d) and (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information regarding the amount of funds used by each Reporting Person to acquire the shares of Common Stock beneficially owned by such Reporting Person is provided in the table set forth in Item 5 of this Schedule 13D, which table and accompanying notes are incorporated by reference into this Item 3. Except for the FIC Warrant issued pursuant to the management services agreement described in Item 4 below in exchange for services provided pursuant thereto, (1) the sources of funds used to acquire the shares of Common Stock beneficially owned by Harrison I. Steans were funds held by the Harrison I. Steans Self-Declaration of Revocable Trust and borrowings pursuant to a line of credit under customary terms and conditions, and (2) the sources of funds used to acquire the shares of Common Stock beneficially owned by Jennifer W. Steans were funds of the entities identified in note (3) to the table in Item 5 below and borrowings pursuant to lines of credit with customary terms and conditions.

ITEM 4.	PURPOSE OF TRANSACTION

On September 4, 2008, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) to sell $60 million of 8% non-cumulative convertible perpetual preferred stock, Series A (“Series A preferred stock”), in a private placement to institutional and individual accredited investors, including each of the Reporting Persons as described in Item 5 hereto, which disclosure is incorporated herein by reference. On September 4, 2008, the Issuer also entered into subscription agreements with respect to the sale of $60 million in principal amount of 10% subordinated notes to be issued by Cole Taylor Bank, the Issuer’s wholly-owned subsidiary bank (the “Bank”), and detachable warrants to purchase 15 shares of Common Stock at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 in principal amount of the subordinated notes.

On September 29, 2008, the transactions contemplated by the Securities Purchase Agreement and the subscription agreements were consummated. The following summary of the Securities Purchase Agreement and the form of subscription agreement is qualified in its entirety by reference to those documents (including the exhibits thereto, including the forms of Third Amended and Restated Certificate of Incorporation and Third Amended and Restated By-laws of Issuer, Certificate of Designation for the Series B Preferred Stock of the Issuer, Registration Rights Agreement, Management Services Agreement and FIC Warrant), copies of which are filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and are incorporated by reference herein.

The Series A preferred stock was issued pursuant to the Securities Purchase Agreement for a purchase price of $25.00 per share and has a liquidation preference of $25.00 per share. Such preferred stock will pay non-cumulative dividends at an annual rate of 8% of the liquidation preference beginning in January 2009 when and if declared by the Issuer’s board of directors and has a conversion price of $10.00 per share (subject to adjustment), which is equal to 118% of the closing price of the Common Stock on July 25, 2008, the date on which the Issuer entered into a non-binding letter of intent and exclusivity agreement with respect to such transaction. The Series A preferred stock is convertible at the option of the preferred stockholders at any time, and will be convertible at the option of the Issuer on the fifth anniversary of closing. With respect to any such vote of stockholders in which the holders of Series A preferred stock participate, each share of Series A preferred stock reported as

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beneficially owned herein entitles the holder thereof to cast the number of votes equal to the lesser of (i) the number of votes which could be cast in such vote by a holder of the number of shares of capital stock of the Issuer into which such share of Series A preferred stock is convertible on the record date for such vote (giving effect to the provisions of the Third Amended and Restated Certificate of Incorporation of the Issuer); or (ii) 1.961 votes (subject to adjustment for stock splits, combinations or reclassifications). The Series A preferred stock will cease to have dividends rights as a class after the second anniversary of closing if the volume weighted average price of the Common Stock on the Nasdaq Global Select Market exceeds 200% of the then-applicable conversion price for at least 20 trading days in any consecutive 30-day period, or after the third anniversary of closing if the volume weighted average price of the Common Stock on the Nasdaq Global Select Market exceeds 130% of the then-applicable conversion price for at least 20 trading days in any consecutive 30-day period. After such right to dividends as a separate class terminates, the Series A preferred will be entitled to share in dividends paid with respect to the Common Stock on an as-converted basis.

The Issuer appointed Harrison I. Steans and Jennifer W. Steans to the Issuer’s Board of Directors immediately following the closing on September 29, 2008, and each of such persons entered into an Indemnification Agreement with the Issuer as of such date as contemplated by the Securities Purchase Agreement. With respect to future annual and stockholder meetings called for the purpose of electing directors, Financial Investments Corporation (“FIC”), a corporation indirectly controlled by Harrison I. Steans and Jennifer W. Steans, will have the right to nominate two members of the Issuer’s Board of Directors until the first date on which both (i) fewer than 800,000 shares of the preferred stock are outstanding (subject to customary anti-dilution adjustments), and (ii) the outstanding shares of preferred stock represent less than 10% of the total combined voting power of the Issuer’s outstanding capital stock. As part of the preferred stock transaction, the Issuer also entered into a management services agreement with FIC, pursuant to which, among other things, the Issuer issued to FIC a warrant with a ten-year term to purchase 500,000 shares of Common Stock at an exercise price of $20.00 per share (the “FIC Warrant”). The FIC Warrant is not transferable by FIC after its initial issuance and may, at the holder’s election, be exercised on a cashless basis for the net shares issuable upon exercise thereof. In accordance with the Securities Purchase Agreement, the Company also reimbursed FIC for certain expenses incurred by FIC in connection with the transactions contemplated thereby.

Harrison I. Steans also serves as Chairman of a newly created Executive Committee of the Issuer. The powers and authority of the Executive Committee are set forth in the Third Amended and Restated Certificate of Incorporation of the Issuer, which the Issuer’s Board of Directors approved and which was adopted by stockholders at a special meeting of stockholders held on September 29, 2008. Under the terms of the Third Amended and Restated Certificate of Incorporation, the separate approval of the Executive Committee is required in addition to the approval of the Issuer’s Board of Director in order for the Issuer take many significant actions or engage in many significant transactions, including change of control transactions such as mergers, consolidations or other business combinations. The Executive Committee will serve for a period of up to five years from the initial issuance of the Series A preferred stock, and will be comprised of (i) Harrison I. Steans, Jennifer W. Steans, or a director designated for nomination by FIC (initially, Harrison I. Steans), (ii) a director designated for nomination by the Taylor family as defined therein (initially, Bruce W. Taylor), and (iii) the most senior executive of the Issuer serving on the Issuer’s Board of Directors who is not affiliated with either FIC or the

CUSIP No. 876851106

Taylor family (initially, Mark A. Hoppe). The Issuer’s Board of Directors has also approved, and stockholders adopted, a Third Amended and Restated By-laws of the Issuer in connection with the transactions contemplated by the Securities Purchase Agreement.

In connection with the Securities Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with the preferred stock investors, members of the Taylor family and FIC on September 29, 2008. The Registration Rights Agreement grants certain demand and “piggyback” registration rights with respect to (1) shares of the Issuer’s Common Stock then owned (a) by such persons if they are officers, directors or 10% stockholders of the Issuer, or (b) by the affiliates or immediate family members of any such person, and (2) shares of Common Stock issued or issuable upon the conversion or exercise of such persons’ shares of preferred stock, designated preferred or warrants. This Registration Rights Agreement replaces and supersedes the registration rights agreement previously entered into between members of the Taylor family and the Company.

In July 2008, FIC entered into a confidentiality and standstill agreement with the Issuer, pursuant to which it agreed, among other things, for a period of 18 months not to acquire additional shares of Common Stock, not to engage in any solicitation of proxies with respect to the Company, and to keep confidential certain proprietary and business information. On September 4, 2008, the confidentiality and standstill agreement between the Issuer and FIC was amended to, among other things, (a) except as contemplated by the Securities Purchase Agreement and the acquisition of up to 500,000 additional shares of Common Stock, prohibit FIC and its affiliates from acquiring any voting securities of the Issuer if such acquisition would result in the beneficial ownership of FIC when added to the beneficial ownership of each of its affiliates as defined therein (in each case without duplication) being in the aggregate 20% or more of the Issuer’s outstanding voting securities, (b) amend the time period for which the restrictions apply to terminate on January 22, 2010, and (c) provide that the restrictions on such persons would not apply after the occurrence of certain events related to a sale or possible sale of the Issuer, including related announcements. The foregoing summary is qualified in its entirety by reference to the confidentiality and standstill agreement and the amendment thereto filed as Exhibit 4 to this Schedule 13D and incorporated by reference herein.

The shares of Issuer stock beneficially owned by each of the Reporting Persons are held for investment purposes. Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the contractual restrictions described in the preceding paragraph, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. As noted above, Harrison I. Steans is a member of the Board of Directors of the Issuer and serves as Chairman of the Executive Committee of the Issuer, and Jennifer W. Steans serves as member of the Board of Directors of the Issuer. Each of Harrison I. Steans and Jennifer W. Steans may from time to time hold stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock granted to them as compensation for his or her service to the Issuer.

CUSIP No. 876851106

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of its, his or her Common Stock or Series A preferred stock or such other securities he or she owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Person) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its their respective voting rights with respect to their shares of Issuer stock. In addition, Harrison I. Steans is a member of the Board of Directors of the Issuer and serves as Chairman of the Executive Committee of the Issuer, and Jennifer W. Steans serves as member of the Board of Directors of the Issuer. As a result, such persons may, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, each of Harrison I. Steans and Jennifer W. Steans, in their respective capacities as Chairman of the Executive Committee and/or director of the Issuer, intend to consider such matters and take such actions as he or she deems to be in the best interests of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on August 28, 2008, (ii) the percentage of the outstanding Common Stock that such number represents, and (iii) the aggregate amount of funds used to acquire the preferred stock beneficially owned by such Reporting Person pursuant to the Securities Purchase Agreement. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security (including the Series A preferred stock). Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of Common Stock listed below have sole investment and voting power with respect to the shares described below. The applicable percentage ownership for each person listed below is based upon 11,011,184 shares of Common Stock outstanding as of August 28, 2008 as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the SEC on September 15, 2008. Shares of Common Stock subject to options, warrants or other rights that

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are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

	Common Shares Beneficially Owned					Preferred Stock Transaction Funds
Reporting Person	Preferred Stock Conversion Shares	Warrants		Total	Percent
Harrison I. Steans (1)	675,000	500,000	(2)	1,175,000	9.6%	$6,750,000
Jennifer W. Steans (3)	189,300	500,000	(2)	689,300	5.9	1,890,000

(1)	As trustee of the Harrison I. Steans Self-Declaration of Revocable Trust.
(2)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 above in exchange for services provided pursuant thereto.
(3)	Includes (i) 5,000 shares of Common Stock issuable upon conversion of 2,000 shares of Series A preferred stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 1999 Descendants Trust, (ii) 75,000 shares of Common Stock issuable upon conversion of 30,000 shares of Series A preferred stock beneficially owned by Ms. Steans as a trustee of the Jennifer W. Steans 2000 Trust, (iii) 25,000 shares of Common Stock issuable upon conversion of 10,000 shares of Series A preferred stock beneficially owned by James Kastenholz (the spouse of Ms. Steans) as trustee of the James P. Kastenholz 2000 Trust, and (iv) 84,300 shares of Common Stock issuable upon conversion of 33,720 shares of Series A preferred stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (iii) and (iv) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person would be considered to be the beneficial owner of an aggregate of 1,339,300 shares of Common Stock, or approximately 10.8% of the Common Stock outstanding as of August 28, 2008.

Certain adults who are related to, but do not live with, the Reporting Persons and affiliated entities of such persons, as well as certain employees of FIC and affiliated entities of such persons on September 29, 2008 purchased an aggregate of 683,000 shares of Series A preferred stock (convertible into an aggregate of 1,707,500 shares of Common Stock) in connection with their respective investments pursuant to the Securities Purchase Agreement and were granted warrants to acquire an aggregate of 90,000 shares of Common Stock in connection with their respective investments in the subdebt and warrant transaction. Such warrants are not exercisable until 180 days after issuance, and expire on the fifth anniversary of issuance. Neither of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of

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such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) Except as described in Item 4 hereof, which is incorporated herein by reference, neither of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Subject to compliance with applicable law, the Reporting Persons intend to consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer. Accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the member of a “group” or the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

The foregoing summary is qualified in its entirety by reference to the full text of Exhibit 2 (together with the exhibits thereto, including the forms of Third Amended and Restated Certificate of Incorporation and Third Amended and Restated By-laws of Issuer, Certificate of Designation for the Series B Preferred Stock of the Issuer, Registration Rights Agreement, Management Services Agreement and FIC Warrant), Exhibit 3, and Exhibit 4, respectively, to this Schedule 13D, which exhibits are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: October 3, 2008

By:	/s/ HARRISON I. STEANS
Name:	Harrison I. Steans

By:	/s/ JENNIFER W. STEANS
Name:	Jennifer W. Steans

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of October 3, 2008 (filed herewith).

2.	Securities Purchase Agreement, dated September 4, 2008, by and among the Issuer and the investors listed on the Schedule of Buyers attached thereto (with other transaction documents attached as exhibits thereto, including the forms of Third Amended and Restated Certificate of Incorporation and Third Amended and Restated By-laws of the Issuer, Certificate of Designation for the Series B Preferred Stock of the Issuer, Registration Rights Agreement, Management Services Agreement and FIC Warrant) (incorporated by reference to the appendices to the definitive proxy statement on Schedule 14A filed by the Issuer on September 15, 2008).

3.	Form of Subscription Agreement and forms of subordinated note and warrant issued in connection with the Issuer’s subordinated debt transaction (incorporated by reference to the appendices to the definitive proxy statement on Schedule 14A filed by the Issuer on September 15, 2008).

4.	Nondisclosure Agreement dated July 22, 2008, as amended on September 4, 2008 (filed herewith).